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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

N-Viro International Corporation
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
62944W207
(CUSIP Number)
J. Patrick Nicholson
N-Viro Energy Systems, Inc.
2306 Birch Run Court
Sylvania, Ohio 43560
419-829-3555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	62944W207	Page	2	of	9

1	NAMES OF REPORTING PERSONS: J. Patrick Nicholson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	FEIN 34-1117429

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		9,905

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,905

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,905 shares, of which, 5,098 shares are owned by N-Viro Energy Systems, Inc., and 4,807 are owned by J. Patrick Nicholson, individually. J. Patrick Nicholson is the controlling shareholder of N-Viro Energy Systems, Inc., which has dispositive power over 5,098 shares.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, CO

CUSIP No.	62944W207	Page	3	of	9
ITEM 1. SECURITY AND ISSUER
The class of equity securities to which this Statement relates is the Common Stock of N-Viro International Corporation, a Delaware corporation the Issuer. The Issuer’s principal executive office address is: 3450 W Central Avenue, Toledo, Ohio 43606.
ITEM 2. IDENTITY AND BACKGROUND
     a.     J. Patrick Nicholson, N-Viro Energy Systems, Inc.
     b.     both at: 2306 Birch Run Court, Sylvania, Ohio 43560
     c.     J. Patrick Nicholson is retired and previously served as the Chairman of the Board and CEO of the Issuer. N-Viro Energy Systems, Inc. was formerly the general partner of N-Viro Energy Systems, Limited, a limited partnership that was terminated as of December 31, 2001, and was one of the predecessor entities that combined to form N-Viro International Corporation (the Issuer) in October 1993.
     d-e.     During the last five years, neither J. Patrick Nicholson nor N-Viro Energy Systems, Inc. have been i convicted in a criminal proceeding excluding traffic violations or similar misdemeanors or ii a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     f.     J. Patrick Nicholson—United States; 181: N-Viro Energy Systems, Inc. Ohio.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
J. Patrick Nicholson was a founder of the Issuer and acquired a material portion of his current interest in the Issuer in its initial public offering on October 12, 1993.
ITEM 4. PURPOSE OF TRANSACTION.
The purpose of Amendment No. 7 to this Form 13D filed by N-Viro Energy Systems, Inc. (“NVES”) and J. Patrick Nicholson is to inform shareholders of N-Viro International Corporation (“NVIC”) generally and other interested parties that on October 16, 2007, the lawsuit filed in July, 2006 by NVES and J. Patrick Nicholson against NVIC and certain of its officers and directors in the U.S. District Court (Case No. 3:06CV1669) was dismissed by reason of failure to plead fraud charges with sufficient specificity, and for other reasons.
NVES and J. Patrick Nicholson believe that the dismissal of the case leaves unaddressed and uninvestigated, at a minimum the ten issues listed below:
1.	The communication of three death threats, two against the life of J. Patrick Nicholson and one against the life of his son Michael Nicholson, all believed to be part of a plan to intimidate J. Patrick Nicholson. The threat against the life of Michael Nicholson was allegedly made by a third party and communicated to personnel at NVIC by Daniel J. Haslinger, formerly a Director and Chief Executive Officer of NVIC. When questioned in 2007 as to whether or not he had communicated this threat in a deposition, Mr. Haslinger responded by taking the Fifth Amendment.

2.	In Amendment No. 6 to the NVES Form 13D filed on September 18, 2007, a draft letter from James F. White, Jr., former general counsel to NVIC, to the NASD was included that pointed out leaks of earnings results believed to have been used in insider trading and manipulation of NVIC’s stock. After Mr. Haslinger stated to Mr. J. P. Nicholson: “Bernardi will kill you if this letter is sent”, the letter was not sent and is believed to have been terminated by NVIC President and CEO Terry Logan without any investigation or review by the Board of Directors.

CUSIP No.	62944W207	Page	4	of	9
3.	Amendment No. 6 also included excerpts from a letter from J.P. Nicholson’s attorney Thomas W. Palmer dated March 5, 2003 that, as also in the case of the White letter described above, mentioned the involvement of Richard Bernardi, a convicted felon. NVIC counsel and CEO Logan withheld this letter from the Board of Directors of NVIC.

4.	In August, 2003 letters to the SEC and the FBI, J.P. Nicholson identified the involvement of Mr. Bernardi and his long association with organized crime. A copy of this letter was sent to the Delaware Chancery Court and became a public document in December 2003.

5.	J. P. Nicholson has long believed that there is a probability that Mr. Bernardi in association with others may be, or have been, involved in a RICO conspiracy to take control of NVIC. To date, J. P. Nicholson is unaware of any investigation by FBI or SEC.
6.	There exists a pending lawsuit filed in Wood County, Ohio in May 2007 against NVIC by members of the Harrison family, who operate a farm. This suit alleges that NVIC officers solicited the Harrisons to apply N-Viro Soil to their farm, and, when applied, at the rates specified by and under the supervision of NVIC, the land in question was rendered infertile, resulting in over $500,000 in damages. To the knowledge of NVES and J. P. Nicholson, NVIC stockholders have not been appraised of the existence of this suit or its implications. In 2005 all key operating personnel at the Toledo, Ohio facility were terminated by CEO Haslinger, which, in the opinion of Mr. Nicholson placed plant operations at great risk.

7.	There exists another pending suit, Tri-State Garden Supply Company vs. individual officials of the Ohio Environmental Protection Agency, filed in the federal court in Toledo in December 2006. Tri-State is affiliated with NVIC by reason of being under the common control of NVIC’s President and Chief Executive Officer, Timothy Kasmoch. The complaint filed in this suit contains 23 claims, numbered 16 through 38, which include the assertion that NVIC’s product, N-Viro Soil, is a “composted product”. J. P. Nicholson believes that these claims are patently false and may ultimately prove destructive to NVIC’s important relationship to the Ohio EPA and to its largest client, the City of Toledo, Ohio. The City of Toledo remains responsible for material generated at its plant under federal regulation.

8.	NVIC’s Annual Report to Stockholders for the year ended December 31, 2006 lists two major revenue-generating customers: a) the City of Toledo, Ohio, and, b) the City of Raleigh, North Carolina. To the best of J. P. Nicholson’s knowledge, Raleigh has not been a customer of NVIC since prior to April, 2007; yet this material fact that Raleigh has been lost as a customer by NVIC has not been disclosed to NVIC stockholders, which J. P. Nicholson believes illustrates a lack of transparency that has characterized NVIC’s communication with stockholders since 2004.

9.	J. P. Nicholson believes that there exists evidence of theft of NVIC corporate funds through the filing of false and/or improperly inflated expense reports by Daniel J. Haslinger, a former director and former Chief Executive Officer. J. P. Nicholson believes that certain independent members of the Board of Directors, who formerly constituted NVIC’s Audit Committee, prepared a report which described the alleged wrongdoing in question and attempted to confront this serious matter with the then Board Chairman, Philip Levin. Upon J. P. Nicholson’s information and belief, Mr. Levin covered up the report by restructuring the Audit Committee. Again, there was no transparency and no reporting of a matter as material as the alleged dishonesty of a public company’s Chief Executive Officer.

CUSIP No.	62944W207	Page	5	of	9
10.	Although a remedy was denied in the federal court proceeding cited in the first paragraph of this Item 4, there was nothing in the NVIC Ophir private placement agreements, press releases or filings that:
a.	Stated in advance that Ophir, SAMI or Robert A. Cooke and associates would get two additional seats on NVIC’s Board of Directors — they did (Mr. Scheib and Mr. Richard).

b.	Stated that Ophir, SAMI or Robert A. Cooke and associates would receive over 300,000 free shares of NVIC stock to promote the stock — they did.

c.	Stated that SAMI, an ally of Ophir and lawsuit plaintiff against NVIC, had sold all its stock to the Cooke Family Trust, believed by J. P. Nicholson to be another ally of Ophir — they did. Nothing of this interrelationship was ever revealed to full NVIC Board of Directors or the stockholders generally.

d.	Stated that NVIC had relieved SAMI of its April 2002 “Stand-still agreement” — they did. The stand-still agreement covered “all associates”.

e.	Stated that Ophir, SAMI, and Robert A. Cooke were associated in their efforts to control NVIC. They were associates. That is now clear.

f.	Stated that SAMI was able to force an almost 50% reduction in Ophir’s contracted purchase price for NVIC stock, because of problems perceived by Ophir regarding NVIC’s contract with the City of Toledo — they did. Moreover, again without transparency, only SAMI associates and collaborating NVIC insiders received an opportunity to purchase NVIC shares at the substantially reduced price per share. All others did not.

g.	Stated that Ophir had defaulted on 50% of its obligation under the private placement agreement, namely, the last payment of $375,000.00 — they did. In the opinion of J. P. Nicholson, Ophir was a phony company, owned and controlled by Robert A. Cooke and his associates. In the opinion of J. P. Nicholson, NVIC performed zero due diligence on Ophir and neither the full Board of Directors of NVIC nor NVIC stockholders were given notice of its total control by Mr. Cooke and associates.

h.	All of these events occurred without transparency to the stockholders of NVIC.
In the immortal words of General McAuliffe at Bastogne, “Nuts”!
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     The material responding to this Item 6 is for convenience repeated from Amendment No. 6 to the Form 13D as filed on September 18, 2007.
Background
     N-Viro Energy Systems, Inc. initiated efforts to utilize mineral by-products as a resource conservation and recovery efforts in 1977 after N-Viro International Corporation (“NVIC”) founder, J. Patrick Nicholson had actively participated with the office of U.S. Senator, John Glenn to create the Resource Conservation and Recovery Act of 1976. Nicholson’s commitment to fly ash utilization had begun twenty years earlier.
     In 1979 N-Viro Energy Systems Ltd. was created and then in 1993 NVES Ltd. established the Issuer, NVIC. Now, almost thirty years after creating the NVIC, J. Patrick Nicholson announces his total separation from NVIC. All but a few shares of NVIC common stock held by NVES and J. Patrick Nicholson have been sold in the transactions

CUSIP No.	62944W207	Page	6	of	9
described above. The Demand in Arbitration filed by J. Patrick Nicholson against NVIC in June, 2005 has been resolved in favor of NVIC.
     Except for full pursuit of pending federal litigation and possible criminal investigations, J. Patrick Nicholson has terminated all responsibilities to and from NVIC. The result of the Arbitration eliminated all mutual obligations. J. Patrick Nicholson and associates will remain active competitors in the RCRA and sustainable environmental energy systems industries.
Matters of Dispute—Possible Insider Trading
     Exhibit A is a draft letter dated December 15, 2002 written by James F. White Jr., former NVIC securities counsel, to the NASD. On the direct orders of NVIC CEO Dr. Terry Logan, with input from certain members of the Board of Directors but without Board action, this letter was never sent and Mr. White was terminated as NVIC General Counsel by Dr. Logan. Attorney White’s letter resulted from information received from James K. McHugh, NVIC’s CFO on stock acquisition by certain associates of Robert Cooke post 3rd Quarter 2002 but prior to publication of NVIC’s financial results.
Matters of Dispute—Malfeasance, 2003 and Later
     When Mr. Nicholson left the NVIC Board of Directors in 2003, he warned all stockholders of the possibility of hidden agendas of those parties who appeared to be seeking control. In Mr. Nicholson’s opinion, certain members of the Board have committed misfeasance since 2003, the more recent examples of which form the basis of Mr. Nicholson’s complaint against NVIC currently pending in federal court.
     Mr. Nicholson believes that his complaints are supported by massive dilution of the holdings of shareholders generally, but also by the clear lack of progress of NVIC in either profit generation or development of existing alternative fuel technology patents and other existing new patents.
     Seeking answers to important questions, Mr. Nicholson’s attorney, Thomas W. Palmer, wrote letters to NVIC setting forth legitimate and normal concerns about WorldTech (which later changed its name to SAMI), a company controlled by Robert A. Cooke and certain associates, some being known, such as Francis DiPrete, an NVIC director, and some being unknown.
     In a March, 2003 letter to James Rothschild Shumaker, Loop and Kendrick, NVIC’s corporate counsel, Mr. Palmer stated:
     “All of Nicholson’s expressions of concerns thereafter were consistent with both the concerns laid out in the letter [referred to above] and the course of action Nicholson requested. The Board took no action and did not investigate any of the areas of concern expressed by Nicholson.”
     Attorney Palmer’s correspondence further included the statement:
     “All this reinforces the concern Mr. Nicholson has repeatedly expressed, namely, that World Tech, Mr. DiPrete and those acting in concert with them have no interest in resolving the issues they have raised; rather, their primary and over arching objective is to take over shareholder voting control of the Company and, in turn, control of the Board. Mr. Nicholson has also expressed his concern that there are compelling grounds to investigate whether there has been unlawful insider trading of the Company’s stock using confidential information known only to the Board and to question whether there is any connection between such trading and WorldTech, Mr. DiPrete and those acting in concert with them. Mr. Nicholson has also reasonably questioned the conduct and association of Richard Bernardi and his approach to Dr. Terry Logan, President and CEO of the Company, and Mr. Nicholson, stating his intention to acquire all the issued and outstanding voting stock of the Company or substantially all the assets of the Company.”

CUSIP No.	62944W207	Page	7	of	9
     At the time the above correspondence took place, J. Patrick Nicholson was a Director and Chairman of the Board of NVIC, the founder of NVIC, the primary inventor of NVIC’s technologies, and NVIC’s largest stockholder. Yet the above-referenced professional communications were kept from the Board, not investigated, and no response was made to Attorney Palmer’s letter.
     Matters of Dispute—Mismanagement of Florida N-Viro Opportunity, Waiver of Standstill Agreement
     In 2000, NVIC loaned FL N-Viro in excess of $400,000 during a financially difficult period for that company. One term of the loan agreement was that VFL, the managing partner of FL N-Viro, agreed to have NVIC’s written approval for all significant actions impacting FL N-Viro. In 2002, NVIC and VFL agreed to sell FL N-Viro to American Waters for approximately $6 million. This transaction would have enabled NVIC to purchase WorldTech’s outstanding stock for $1 million and have added $2 million to NVIC’s working capital position. After J. Patrick Nicholson’s retirement, the transaction was not pursued and did not close.
     In 2002, WorldTech (later known as SAMI) received a license for NVIC’s technology in Virginia, which included a “standstill agreement” preventing the purchase of NVIC shares by WorldTech and all associates of WorldTech, e.g. Robert A. Cooke, the Cooke Family Trust, and other associates. The standstill agreement was to be in place until October, 2004. In 2004, two developments occurred: (1) Mr. Cooke and a number of parties associated with Mr. Cooke, acquired controlling interest in NVIC through an affiliated intermediary (Ophir) in transactions that Mr. Nicholson believes were not accurately represented to shareholders generally. At no time were stockholders advised by the Board of Directors that above-described standstill agreement had been terminated; and, (2) VFL sold to Headwaters for $29 million, thus transferring control of FL N-Viro without the written approval of NVIC. Accordingly, NVIC lost an opportunity to have at least recovered the loaned amounts. Shareholders generally had no way of knowing about the above key decisions, as there was no transparency of the facts in either situation.
Matters of Dispute—Failure to Timely Commercialize Proprietary Technology
     NVIC’s 2001 annual report to stockholders contains a joint letter entitled “2001: A New Beginning” signed by Dr. Terry Logan and Pat Nicholson. Together, they point out the importance of “NVIC’s new Bio-Fuel technology” and plans for it’s immediate development. The following statement is excerpted from this letter:
     ”...N-Viro is in final negotiations with a major utility company with over $10 billion in annual sales to develop a joint venture to convert our Class A N-Viro Soil product into a bio-fuel that will complement coal-fired energy production. Facilities will be built that will convert raw or treated sewage sludge/biosolids into N-Viro Soil as both a fuel source and as an additive to scrub nitrous oxides and sulphur at local coal-fired power facilities. ... Subject to the receipt of certain government approvals, we anticipate that the first pilot plant will be built in 2002 and “begin” operations in 2003.”
     In early 2007, NVIC conducted tests of the technology described in “2001: A New Beginning” and subsequently issued a Press Release in March, 2007 containing the following quotation from Timothy Kasmoch, NVIC President:
     “What is exciting about N-Viro Fuel, in addition to its graduating from the development stage to being tested and proven in an actual coal-fired power plant, is the realization that we are moving a step closer to having this exciting

CUSIP No.	62944W207	Page	8	of	9
new technology ready for full-scale commercial introduction to an industry hungry for such technologies. N-Viro Fuel will provide an entirely new revenue source derived principally from an established product which we already sell. ... Utilization of our alternative fuel process is the single most important milestone in our Company’s history.”
     In J. Patrick Nicholson’s opinion, there is no plausible business reason for the development of this key technology to take five years. NVIC formed a subsidiary named Alternative Fuel Technology, Inc. which J. Patrick Nicholson believes was formed for the purpose of transferring highly valuable intellectual property to outside interests for less than fair consideration to NVIC stockholders generally. It is a fact that this key technology is being developed after 80% of NVIC stockholders have sold their stock, and the holdings of NVIC insiders have increased. The headcount of NVIC stockholders decreased from more than 1,000 to fewer than 200 during the period that these patents were maintained by management as a dormant asset of NVIC. J. Patrick Nicholson believes that the delay in commercializing a proprietary position was deliberately executed by certain shareholders, directors and officers of NVIC. Note: in 2005 the Board encouraged stockholders to reduce the percentage of stockholder support required to transport corporate assets to director owned 3rd parties from 75% to 50%, and this measure was passed, with the support of the interested parties.
Conflicts of Interest and Consequences
     NVIC has had four Chief Executive Officers since Mr. Nicholson stepped down in May of 2002. The current CEO, Timothy Kasmoch is also heavily involved with Tri-State Garden Supply, Inc. the largest NVIC customer which purchases the N-Viro soil product produced at the Toledo, Ohio wastewater treatment plant. Tri-State has been engaged in a dispute with the Ohio EPA regarding the compliance of its operations with EPA regulations, and has filed litigation against the Ohio EPA and certain officials, individually. Mr. Nicholson believes that NVIC’s association with this dispute has the consequences of: (1) harming NVIC’s professional reputation throughout the regulatory community; and, (2) potentially causing problems with the City of Toledo, NVIC’s most important contract and largest source of revenue.
Request for Investigation
     J. Patrick Nicholson intends to continue to refer the unanswered questions described above to appropriate regulatory and law enforcement agencies, Including the FBI, U.S. Dept. of Justice, U.S. Securities and Exchange Commission, and Ohio Division of Securities, for the purpose of asking these agencies to investigate and determine the truth.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Index to Exhibits appears as next page; there is one Exhibit attached.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No.	62944W207	Page	9	of	9
/s/ J. Patrick Nicholson
Date: November 2, 2007
     J. Patrick Nicholson, for himself and as President of N-Viro Energy Systems, Inc.

Name/Title:	J. Patrick Nicholson, individually J. Patrick Nicholson, President, N-Viro Energy Systems, Inc.
Exhibit Index to Form 13D/A

Filed by J. Patrick Nicholson on November 2, 2007
Exhibit A
Title of Exhibit - Attorney’s Draft Letter
Incorporated
on Page 9
CONSENT TO JOINT FILING
     J. PATRICK NICHOLSON AND N-VIRO ENERGY SYSTEMS, INC. HEREBY CONSENT TO THE JOINT FILING OF THEIR INFORMATION WITH THE U.S. SECURITES AND EXCHANGE COMMISSION.
/S/ J. PATRICK NICHOLSON
By: J. PATRICK NICHOLSON
N-VIRO ENERGY SYSTEMS, INC.
/S/ J. PATRICK NICHOLSON
By: J. PATRICK NICHOLSON, President

Exhibit A
JAMES F. WHITE, JR.
(419) 321-1209

December 15, 2002

PRIVILEGED AND CONFIDENTIAL
ATTORNEY WORK PRODUCT

VIA FEDERAL EXPRESS

Cameron Funkhouse
National Association of Securities Dealers
9509 Key West Boulevard
Rockville, Maryland 20850

Re:	N-Viro International Corporation (OTCBB:NVIC) (the “Company”)
Our File No. 39374

Dear Mr. Funkhouse:

In response to the telephone conversation you had with my partner, Jim Rothschild, on Friday, December 6, 2002, this letter is to advise the National Association of Securities Dealers (the “NASD”) of suspicions that certain members of the Board of Directors (the “Board”) of the Company have that one or more persons may be involved in using material, nonpublic information in the trading of shares of common stock of the Company.

As Jim indicated to you, the Board’s general suspicions are based on highly unusual trading activities involving the Company’s shares occurring during the preceding 60 days. Specifically troubling to the Board is the unusual trading activity on November 13, 2002 in which 150,000 shares of the Company’s stock were traded. This level of trading is approximately 15 times greater than the average daily trading volume of the Company’s shares during the past 90 days. This trading activity took place on the day before the Company issued positive information concerning its financial results for the quarter ended September 30, 2002. In addition, since November 14, 2002 no person has filed any type of beneficial ownership schedule under Section 13 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Although the Board recognizes that there is no penalty for failure to file a Schedule 13D or 13G under the 1934 Act and that the NASD cannot compel a party to file these Schedules, the possible noncompliance by certain parties has made the Board increasingly suspicious that someone may be attempting to obtain control of the Company. While a change in control is not in and of itself a cause for concern, the Company is concerned that the same parties that may be violating the securities laws also are the parties seeking control of the Company.

Jim also explained to you that the Company has a Director, Francis DiPrete, that is the President of Worldtech Waste Management, Inc., a corporation that is the owner of approximately 350,000 shares of voting common stock of the Company (“Worldtech”). Mr. DiPrete also has served (and may still serve) as Trustee for The Cooke Family Trust (the “Trust”), which at certain times

Cameron Funkhouse
December 15, 2002

has consistently maintained that he does make investment decisions on behalf of Worldtech or the Trust and has not shared inside information about the Company with anyone associated with Worldtech or the Trust. The Company has requested on several occasions that Mr. DiPrete provide independent evidence that he does not control the investment or disposition of the shares of the Company held by either Worldtech or the Trust. To date, Mr. DiPrete has not supplied such information.

Mr. DiPrete is also a member of the Company’s Audit Committee and was provided with information regarding the Company’s third quarter financial results on or about November 5, 2002. As a Board member, Mr. DiPrete was also provided a draft of the Company’s Form 10-Q for the third quarter on or about November 6, 2002. Thus, Mr. DiPrete was in possession of sensitive information regarding the Company’s third quarter financial results well in advance of the disclosure of such information to the public.

Finally, the Board’s suspicions of Mr. DiPrete’s motives and actions are heightened by the association of Mr. DiPrete with a Mr. Richard Bernardi of         , New Jersey. Mr. Bernardi previously approached Dr. Terry Logan, President and CEO of the Company, and J. Patrick Nicholson, Chairman of the Board of the Company, about the possibility of acquiring all of the issued and outstanding voting stock of the Company or substantially all of the assets of the Company. Based upon certain information provided to the Board, certain Members of the Board believe that Mr. Bernardi also has some connection with Worldtech or interest in acquiring Worldtech.

Based upon the above-stated set of facts and past actions of Mr. DiPrete, the Board speculates, without concrete evidence, that Mr. DiPrete may be using material, nonpublic information about the Company gained by him as a member of the Board to financially benefit, directly or indirectly, himself or to aid others in a possible takeover of the Company. The Board would welcome and assist the NASD in any investigation of this matter and also intends to provide the same information to the United States Securities and Exchange Commission.

This letter is delivered to the NASD on a strictly confidential basis solely for its use with respect to an investigation of the matters raised in this letter and may not be quoted, relied upon or used by the NASD for any other purpose without the prior written consent of this firm. If you have any questions regarding the matters discussed above or would like to speak with individual members of the Board, please do not hesitate to contact me at (419) 321-1209 or Jim Rothschild at (419) 321-1223.

Very truly yours,

James F. White, Jr.
JFW, Jr./bam

cc:	J. Patrick Nicholson
Terry J. Logan
Michael G. Nicholson
James K. McHugh
James I. Rothschild, Esq.
M. Scott Aubry, Esq.